Exhibit 12.1

PDL BIOPHARMA, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Amount in thousands, except for ratios)

						For the Six Months Ended June 30, 2013

	For the Years Ended December 31,
	2008	2009	2010	2011	2012
Earnings:
Income before income taxes	$243,334	$280,285	$150,370	$307,428	$327,133	$218,245
Add: fixed charges	14,285	19,430	43,578	36,153	29,097	12,081
Earnings	$257,619	$299,715	$193,948	$343,581	$356,230	$230,326
Fixed Charges:
Interest expense[1]	$14,219	$19,357	$43,529	$36,102	$29,036	$12,051
Estimated interest portion of rent expense[2]	66	73	49	51	61	30
Fixed charges	$14,285	19,430	$43,578	$36,153	$29,097	$12,081
Ratio of earnings to fixed charges	18.03	15.43	4.45	9.50	12.24	19.07
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1 Interest expense includes amortization of debt discount and expenses.
2 Represents the estimated portion of operating lease rental expense that is considered by us to be representative of interest and amortization of discount related to indebtedness.